FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Minutes of the meeting of the board of directors
2.	Notice to shareholders

MINUTES of the meeting of the board of directors of Cosan Limited (the “Company”) held at the Company’s offices at Av. Pres. Juscelino Kubitschek, 1327, 4th floor, Sao Paulo, on May 13, 2016, at 4:00 p.m. (the “Meeting”).

According to the provisions of the Company’s Bye-Laws, some of the Directors participated of the meeting through telephone conference.

Present:	Jose Alexandre Scheinkman, Class I Director Mailson Ferreira da Nóbrega, Class I Director

Marcos Marinho Lutz, Class II Director

Marcelo de Souza Scarcela Portela, Class II Director

Burkhard Otto Cordes, Class II Director

Roberto de Rezende Barbosa, Class II Director

Dan Ioschpe, Class II Director

Rubens Ometto Silveira Mello, Class III Director

Pedro Isamu Mizutani, Class III Director

Marcelo Eduardo Martins, Class III Director

Helio França, Class III Director

1.	CHAIRMAN

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.	NOTICE & QUORUM

The Chairman read the notice convening the Meeting and confirmed that notice had been given to all of the directors in accordance with the bye-laws and that a quorum was present.

3.	Previous Minutes

The minutes of the last meeting of the board of directors held on February 16, 2016 were taken as read and confirmed.

4.	Results and Financial Statements

The Company’s results and financial statements to the first quarter of the fiscal year of 2016, ended on March 31, 2016, were presented to the Meeting by the CFO, Mr. Marcelo Eduardo Martins.

In respect to this matter, the Directors RESOLVED to approve the financial statements for the first quarter of the fiscal year of 2016, ended on March 31, 2016.

The Board Members hereby confirmed that they were duly informed at the Meeting regarding the Related Parties Policy of the Company, which shall be in full force and effect as of December 2016.

5.	DIVIDEND PAYMENT

According to Clause 34 of the Company’s Bye-Laws, it was proposed that the Company pay dividends to its class A and B shareholders from the profits incurred by the Company in the Fiscal Year ended on December, 31, 2015. It was noted that payment of the proposed dividend would comply with the requirements of section 54(1) of the Bermuda Companies Act 1981 namely that no there would be no reasonable grounds for believing that the Company would after the payment be unable to meet its liabilities as they become due or the realizable value of the Company’s assets would thereby be less than its liabilities.

It was RESOLVED that it was in the best interests of the Company that the Company pay, as dividends to its class A and B shareholders, including the owners of the Company’s BDRs, the amount of US$24.052.065,65 which shall be equally divided by the total amount of class A and B shares of the Company.

It was FURTHER RESOLVED that the dividends shall be paid on June 2, 2016, exclusively to the holders of the class A and B shares, and the Company’s BDRs on June 9, 2016. You will be paid the amount of US$0.09086851 per share/BDR. The Board of Directors has fixed May 25, 2016 as the Record Date for the class A and B common shares and May 23, 2016 for the Company’s BDRs.

6.	Close

There being no further business, the proceedings then concluded.

Chairman

COSAN LIMITED

BDR Issuer

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT33), announces to shareholders that, in Board of Directors Meeting held on May 13, 2016, it was approved the distribution of dividends to be received from Cosan S.A. Indústria e Comercio, in accordance with the following terms:

To Holders of class A and/or B shares (NYSE: CZZ):

i.	shareholders will receive payment of dividends relative to the 2015 fiscal year ended on December 31, 2015, in the total amount of USD24,052,065.65 (twenty four million, fifty two thousand, sixty five US Dollars and sixty five cents), corresponding to USD0.09086851 per class A and/or B shares;

ii.	the dividends Declaration Date is May 13, 2016;

iii.	the above mentioned dividends Record Date will be May 25, 2016;

iv.	CZZ shares will trade “ex” as of May 23, 2016;

v.	dividends Payment Date will be June 2, 2016.

To Holders of Brazilian Depositary Receipts (BDR) (BM&FBovespa: CZLT33):

i.	the estimated amount of Dividends to be paid to holders of Brazilian Depositary Receipts (BDR) in Brazilian Reais is R$0.318357825 per BDR , corresponding to USD0.09086851 per BDR converted to Brazilian Reais with the PTAX of May 13, 2016. The final value in Brazilian Reais will be released after the closing of PTAX on June 02, 2016 ;

ii.	the above mentioned dividends Record Date for the BDR’s holders will be May 20, 2016;

iii.	BDR’s will trade “ex” as of May 23, 2016;

iv.	dividends Payment Date for BDR’s holders will be June 09, 2016;

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange. For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors.

São Paulo, May 13, 2016

Paula Kovarsky

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer